

20 December 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

Membership of Board Committees

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**



20 December 2001

The Manager Companies
Australian Stock Exchange Limited
11th Floor
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Membership of Board Committees

Membership of the Board Committees is reviewed regularly and the list of Board Committee members, as from 1 January 2002, is as follows:

Audit Committee
John Harvey (Chairman)
Dick Warburton
John Coates
Elizabeth Nosworthy

Remuneration and Nominations Committee
Reg Clairs (Chairman)
Dick Warburton
Katie Lahey
Robert Savage

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2001 Australia **Telephone 02 9266 5544**